Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | May 8, 2025

Name of Registrant: Lockheed Martin

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Lockheed Martin Corporation (LMT)

Resist Activism, Defend Meaningful Human Dignity: Vote NO on Proposal 5

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

      Resolution

Bowyer Research urges Lockheed Martin shareholders to vote NO on Proposal #5, “Report on Alignment of Political Activities with Human Rights Policy.”

      Supporting Statement

This isn’t the first time that Lockheed Martin and its shareholders have litigated this argument about human rights. The proponents of Proposal 5,1 who represent only part of a larger anti-fiduciary activist group targeting the world’s most successful & value-creating companies,

1https://www.lockheedmartin.com/content/dam/lockheed-martin/eo/documents/annual-reports/2025-proxy-statement.pdf brought materially the same proposal before company shareholders last year — and shareholders rejected their demands. This isn’t surprising — as a firm representing shareholders who invest for purposes of return (and not activism), we believe that Proposal 5 is a unwise use of company resources, and a nobly-intentioned but misguided use of the moral sentiments that the vast majority of shareholders hold about fiduciary duty, corporate responsibility, and the human flourishing that companies like Lockheed Martin create. And that brings us to this year. Similarly to the proposal brought in 2024, Proposal 5 asks Lockheed Martin to report on the “alignment” of its Human Rights Policy2 and its choice to sell weapons to clients at a profit for the benefit of its owners, i.e. its shareholders.

      Serving Activist Narratives

This framing already belies the underlying activist narrative at play: that Lockheed’s presence as a company that sells military technologies is at odds with a robust commitment to human rights. The Proponents assert that Lockheed products, most notably the F-35 stealth fighter, have been used in the commission of war crimes by governments with which the Company does business. They highlight in particular the F-35’s use in the ongoing Israel-Palestine conflict. This assertion, however, is unfortunately a misguided moral sentiment. The products Lockheed Martin sells are tools used at times to carry out wartime operations. The potential for their misuse, however, ought not to fall back on the Company that created them any more than a firearms manufacturer ought to bear moral responsibility for every action taken by every user of its products.

It is neither logical nor feasible to expect Lockheed Martin to assume moral responsibility for every action taken with every weapon it sells; beyond due diligence in client selection, Lockheed’s products will inevitably be used in war, in arenas where civilian casualties are an unfortunate reality of operations. There is no meaningful or effective method for Lockheed to insulate its weapons from doing what they are designed to do in a client’s hands—asking the Company to do so betrays a fundamental ignorance of the real-world nature of war.

2 https://sustainability.lockheedmartin.com/sustainability/other-sustainability-topics/human-rights/

It also shows a dangerous naivete in that it ignores the fact that Hamas intentionally creates a high likelihood of civilian casualties by using civilians as human shields. This is done to trigger exactly the kind of naive political responses from activist groups which we see reflected in this misguided proposal. If this proposal were to be implemented, it would amount to rewarding the Hamas strategy of maximizing civilian causalities.

      The Danger of Morally Misplaced Activism

Although Proponents notably omit the phrase “escalating humanitarian crisis from their 2025 proposal (their 2024 proposal included the phrase to describe Lockheed’s business relationship with the Israel Defense Forces), Proposal 5 still hammers on the notion that Lockheed’s audacity to do business with & support entities engaged in the business and study of warfare runs afoul of the company’s fiduciary duty. Lockheed Martin’s strategy is doing business with nation-states that view the company’s products as a necessary component of their continued survival. The recent trend3 to urge boycotts of states like Israel, be it at Lockheed, Airbnb, or elsewhere by pernicious and morally bankrupt ‘boycott, divest, and sanction’ initiatives is not a feasible consideration for any business that takes its fiduciary duty seriously.

And it’s hard to understand how any attempt to disarm Israel is consistent with taking the moral high ground given that a disarmed Israel would likely lead to a genocide of its Jewish population by hostile regional powers, for which civilian casualties are not unintended casualties of war but rather prime targets of it.

The activists behind Proposal 5 have not advanced a moral or economic alternative to the problem they allege exists. Instead, their noble but misplaced moral sentiments make the perfect the enemy of the good and only work in a hypothetical worldview where warfare is free of difficult decisions. Unfortunately, such an imagined utopia inevitably results in real-life dystopia — particularly for innocent civilian populations, who would be left at the mercy of barbarian hordes of terrorists without those who see their defense (and the weapons necessary to defend them) as a moral duty.

As a further example, the Proponent states that Lockheed Martin donated money to think tanks that study nuclear weapons, presenting it as proof of the company’s misalignment with its own human rights policies. As further proof of this misalignment, the Proponents cite the 2017 UN Treaty on the Prohibition of Nuclear Weapons — a treaty3 the United States never signed or ratified (and notably, a treaty which none of the recognized nuclear states signed, many citing national security concerns). In the Proponents’ worldview, even funding education about the moral & strategic future of warfare is incompatible with human dignity. It begs the question: is a less-educated, less-defended, and less-safe humanity a version of the world the Proponents view as more dignified?

      Conclusion

The Proponents would like shareholders to believe that their cause against Lockheed Martin is one rooted in universally agreed upon philosophical sentiments, against which the company stands in scant and morally dubious company.

This couldn’t be further from the truth. It is in fact the Proponents, and the broader activist network of which they are a part, who find themselves in morally gray territory. Instead of advancing a serious business case for why Lockheed should change its business tactics (a basic hurdle for any proposal seeking shareholder support), they base their judgments on theoretical moral calculus that no prominent nation-state has found feasible — and tragically understand the untold cost of innocent human life that would be counted, were their advice to be heeded. For the love of all that is truly good and morally upright, nobly intentioned bad ideas cannot prevail over a practical moral philosophy of warfare and the weapons required to wage it justly.

Lockheed Martin understands that — their understanding is reflected in their willingness to lead an industry that, while hardly immune from moral questions, is a necessary component in keeping the free world safe and secure. Shareholders should understand this too — and vote AGAINST Proposal 5.

3 https://disarmament.unoda.org/wmd/nuclear/tpnw/

     Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com.